UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT ON FORM 1-K PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

RYSE INC.

(Exact name of issuer as specified in its charter)

Commission File No.  024-11397

Ontario, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Camden St. Suite 200, Toronto, Canada	M5V 1V1
(Address of principal executive offices)	(Zip Code)

929-219-3299
Issuer’s telephone number, including area code

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Offering Circular, the term “RYSE,” “we,” “us,” “our,” or “the company” refers to Axis Labs Inc., which changed its legal name to RYSE Inc. on August 28, 2020, and its consolidated subsidiaries; “CDN$” refers to Canadian Dollars; and “$” refers to US Dollars“$1 = CDN$1.26, calculated as the average exchange rate between October 1, 2021 to December 31, 2021 stated by the Bank of Canada, unless otherwise indicated in the document.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

Company Overview

RYSE Inc. (“RYSE) is an “internet-of-things” (“IoT”) technology startup that creates devices to motorize and automate window coverings, servicing the residential and commercial markets. RYSE intends to re-invent the concept of window blinds and shades motorization, by creating a suite of retrofit and after-market devices that will enable the automation of existing installed window coverings. The company is developing automation features in which their devices intelligently respond to sensors and weather data, controlling the window shades position to reduce energy use by lowering cooling loads or artificial lighting loads. RYSE has generated over $5 million in direct-to-consumer online (lifetime) sales, having shipped over 35,000 devices to-date.

RYSE Inc. was incorporated on May 6, 2009 in Ontario, Canada as ETAPA Window Fashions and began operations on January 1, 2015. The company changed its legal name to Axis Labs Inc. on January 15, 2016 and to RYSE Inc. on August 28, 2020. The company has a Delaware subsidiary AXIS Labs USA Inc., which is a ‘flow-through’ entity, where a transfer price agreement has been established in which all funds are flowed to the Canadian parent, and the US subsidiary acts as an ‘agent’ for the Canadian parent, for US related business matters.

Our Mission

Our mission at RYSE is to enhance your space, with smart and simple technology – focusing on both providing greater comfort and greater energy savings. We have the vision to put RYSE on every window covering. We want consumers to think of ‘RYSE’ when they think of smart blinds or smart shades.

Our Products and Services

RYSE SmartShades is a connected device that is installed on the window frame, and controls existing beaded chains or cord loops of a window shade, in order to motorize them. Mounting the device on the window frame outside of the shades differs from several of our competitors that produce devices that are integrated into the shade roller mechanism at the time of fabrication of the shades. Once our device is installed, users can control their shades via our mobile app, where they can create schedules; for example, they can set a timer to have their bedroom window shades open at 7 am to help them wake up to natural sunlight, and close at 8 pm to provide more privacy during the evenings. Users can also control RYSE SmartShades via its on-device buttons, or integrate with smart home or building automation platforms, including Google Home, Amazon Alexa, and Apple HomeKit. The apps enable controlling shades from a smartphone

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Our first generation device, the “AXIS Gear,” is the predecessor to RYSE SmartShades, and is the only device currently available in the market, having generated 100% of historical and current sales. AXIS Gear is similar to RYSE SmartShades in its installation and control functionalities. However, AXIS Gear differs in its industrial design, performance, and communication protocol, using ZigBee to integrate with third party platforms, whereas RYSE SmartShade relies on a cloud API. RYSE SmartShade, being a second-generation model, is inherently more robust in performance, providing a faster, stronger, and quieter motor as well. RYSE SmartShade began shipping in Q4 2021.

In addition to our consumer-facing features, we are also developing a software suite for the commercial real estate market, including offices, hotels, and senior housing. The software will integrate with building automation systems and control the window shades’ position throughout the day, based on weather conditions, sensor data, and user preferences, in order to optimize occupant comfort, and energy savings. RYSE SmartShades will automatically lower window shades during hot and sunny summer weather, to block solar-heat-gain and reduce indoor cooling, as well as automatically open window shades during overcast weather to harvest natural daylight and reduce indoor artificial lighting, which we believe can lead to a reduction of upwards of 20% in cooling (HVAC) loads, and 24% in lighting loads, reducing overall energy consumption in the building and GHG emissions.

This software suite is currently in development, and will undergo a contracted pilot with 3 commercial buildings in Toronto, measuring the energy savings from shade automation. We expect to begin deploying our hardware in mid-2022, and complete this pilot in 2023.

RYSE is currently developing a SmartCurtain to be able to motorize and automate existing installed curtains and drapes that run on a rail or rod.

Manufacturing and Production Process

We outsource the manufacturing of our hardware device to a contract manufacturer in China and currently have two factories under contract.

Our products are shipped from China, historically via air freight, and stored in a third-party fulfillment center, ShipMonk (www.shipmonk.com). When a customer places an order via our website, ShipMonk will receive the order details and is responsible for order processing, packaging, and shipping.

Similarly, if a customer purchases from Amazon, Amazon’s warehouse will be responsible for the order processing.

Customers and Sales

Our products are sold primarily online via our website (www.helloaxis.com and www.helloryse.com). We also sell on Amazon, and have contracts in place to sell on third party websites, such as Blinds.com.

Customers discover our products via the use of online advertisements, primarily on Facebook, Instagram, and Google and the latter’s ad network. We are able to target customers based on their profiles and customer demographics via Facebook and Instagram, showing them image and video advertisements of our products to promote product discovery and engagement. With respect to Google, we target customers based on their search query, as an indication of intent to purchase. The majority of all historical sales has been driven via these online advertisement platforms.

Going forward, we have plans in place to begin selling and distributing into scalable sales channels, including retailers and dealers. We have hired a Sales Manager responsible for our B2B sales efforts, who had work experience as a B2B Sales Manager for a global window covering company. Our B2B customers include real estate developers such as Related and Presidio Bay.

Traction

RYSE has generated over $[5 million] in lifetime revenues, having shipped over [35,000] devices to-date (as of June 30, 2021). Sales have been entirely generated online via direct-to-consumer sales. The company has considerable experience with New Product Introduction and manufacturing in China, ensuring robust quality control measures are implemented. Our innovation in the smart shade space has resulted in 5 patents granted by the United States Patent and Trademark Office (“USPTO”), with 3 additional patents pending. Our patents are also pending in Canada, EU, and China via the Patent Cooperation Treaty filing. RYSE recently launched its second-generation device, the RYSE SmartShade on product crowdfunding website Kickstarter.com, receiving $176,142 in pledges (pre-orders).

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The company has raised over $3.5 million in funding through angel investors and VCs, in the form of direct equity investments or convertible notes. Notable investors include VC firms GoodNews Ventures, and OPN, as well as angel investor Shawn Doughtery, who co-founded smartphone accessories and battery case maker Mophie, which sold to Zagg for $100 million. Founder and CEO, Trung Pham, also appeared and pitched on the television show Dragons Den, which is the Canadian version of the show Shark Tank, under the previous company name, AXIS – this can be viewed on Netflix (Season 13, Episode 6).

In 2019, the company was awarded a CDN$3.67 million federal cleantech grant, an additional CDN$183,000 bonus funding in 2020, and an additional CDN$192,000 bonus funding for 2021for a total of CDN$4.05 million from Sustainable Development Technology Canada (“SDTC”). The funding for the initial award is disbursed over the course of 3 years and 4 milestones, while the bonus funding was immediately disbursed. The grant funding is to be used for the development the RYSE SmartShade, piloting the device and its associated software into 2 commercial office spaces and 1 hotel. The goal of this pilot is to measure the energy savings provided by shade automation as a proof-of-concept, with the goal to subsequently scale our technology into other commercial buildings worldwide. Our pilot partners include QuadReal Property Group ($44 billion global real estate investment, operating and development company), the ANNEX Hotel (Toronto, Ontario), and Eureka Park Co-Working (owned and operated by ERGO Properties, a global real estate development and management company). As of the end of 2021, the company has completed development of its hardware devices and is currently in the stages of deploying the devices in the pilot sites.

Market Opportunity

The market for shades can be separated into two segments: consumer residential and commercial buildings. The “smart shades” market is a sub-category of the overall “automated shade” market; the difference being that the former requires integration into a smart home or building automation platform, or is directly accessible to the cloud, while the latter requires only the motorization of window shades (that can be controlled via a remote control).

On the consumer front, the smart shades market is also a sub-category of the “smart home” market, a $47 billion market (2018) with a 22.2% market penetration in Canada and the US, expected to grow at a compound annual growth rate (CAGR) of 5.3% from 2018 to 2025. Globally, it is a $158 billion market expected to grow to $262 billion by 2025. The large growth in the smart home space is driven by the adoption of smart speakers that have now become the foundation of the smart home, as they enable home owners to control different devices. Smart shades becomes a high priority after home owners have outfitted their homes first with smart speakers – being the central control – followed by security cameras, smart thermostats, smart. RYSE conducted primary research by surveying 2,241 individuals; this resulted in approximately 5.93% of American respondents indicating that they would like smart shades in their homes. The smart shades market itself is in its infancy, currently a global $162 million market in 2019, yet expected to grow to $1.47 billion in 2024, a compound annual growth rate (CAGR) of 55% until 2024. Of the market in 2024, $247 million will come from new installations, while $1.22 billion will come from retrofits and replacement; the latter being the market RYSE competes in. Note that the smart shade market is defined as “fully-autonomous”, that can be automated on a schedule, sensor, or set of algorithms, which differs from traditional motorized or electric shades, which require human interaction (e.g. a push of a button on a remote or wall switch).

Commercial buildings are motivated primarily by occupant comfort and energy savings - 30% of energy consumed in buildings is wasted; half of this energy is lost through windows. Additionally, windows are responsible for more solar heat gain than any other building surface. This all amounts to a $35 billion problem. The US Energy Information Administration reports (2012) that there are over 780,000 commercial buildings with a ‘Building Automation System” (BAS) – software to automate core functions in the building to improve occupant comfort and reduce energy consumption. Of this, over 220,000 buildings have already implemented lighting automation control systems in conjunction with their BAS.

The smart home industry itself has also seen significant M&A activity and consolidation over the years, including Google acquiring Nest (makers of the Smart Thermostat) for $3.2 billion, Amazon acquiring Ring (makers of the video doorbell) for $1.2 billion, and Assa Abbloy acquiring August (makers of the Smart Doorlock).

The window covering industry has also seen some significant acquisitions, including Hunter Douglas, the largest global window covering company, being acquired by private equity firm 3G, at an enterprise value of $7 billion, and Spring Window Fashions, the second largest global window covering company, acquired by private equity firm Clearlake Capital Group. Springs also acquired B&C International, a large European window coverings company.

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Competitors and Industry

We operate in a highly competitive “window covering” industry – products that can “cover” a window. Our main competitors include incumbent companies and alternative technologies to RYSE that consist of window covering solutions that primarily focus on managing solar heat gain (“SHG”) and natural daylight. The goal of these technologies would be to block solar heat gain that will in turn lower indoor cooling loads on HVAC systems, as well as capture natural daylight in order to reduce indoor artificial lighting – we believe optimizing both can yield substantial energy savings of 20% and 24% respectively. We compete with companies that produce mechanisms to retrofit window shades, those that sell motorized shades, and those that tint windows..

Our traditional competitors, which sell motorized shades, include Hunter Douglas, Somfy, Lutron, qMotion, Mechoshades, and IKEA. These companies use a technology known as “tubular motors,” which as the name implies, are motors that fit inside the tubes of the window shades, and rotate to lift and lower. Consumers are required to purchase complete motorized shades, as a tubular motor is a component and not a consumer product; if consumers already have manual shades installed, they must dispose of their current shades and replace them with motorized shades. These solutions vary in price, largely driven by the selection of fabric and size of the window shade.

Indirect competitors includes alternatives to window coverings, such as smart tinting glass, or a film applied to the glass. ‘Smart Glass’ companies such as SageGlass, Kinestral, or View dominate this space, but command a premium price point of more than $130 per square foot, and traditionally target commercial applications such as AAA commercial office buildings, airports, airplanes, and cruise ships, always during pre-construction phases. An alternative to smart glass is a film applied to the window glass, offered by companies such as Smart Tint, Sonte, and InvisiShade, after-market solutions that cost more than $25 per square foot.

There are a handful of other companies in the retrofit smart shading space that emerged around or after the launch of our Indiegogo crowdfunding campaign in 2015, several of whom we believe are infringing on our intellectual property. These companies include Brunt, Soma, and Teptron. Although all three have a similar approach to shade automation – by controlling the window shade’s beaded chain or corded loop – and share some similarities in appearance, there are significant differences in the underlying technology and distribution channels. Furthermore, as of the date of this Offering Circular, they are limited to online sales and are not available through offline distribution channels. None of these competitors offer their products for commercial applications nor, to the knowledge of the company, are looking to expand into commercial applications.

Competitive Advantage

We believe that the competitive advantage of our products is in their retrofit nature, able to motorize existing installed window shades, regardless of size and weight, and provide shade automation at a more affordable price point than the alternative solutions: motorized shades, or smart glass. RYSE’s devices are installed on the window frame and control the shades’ existing chains or cords. Our devices are designed to be ‘one-size-fits-all’ that can be readily mass produced and distributed. This is an important distinction from our competitors, who require all sales and installations to be custom jobs and time consuming, which adds unnecessary overhead and costs.

RYSE is not only a disruptive product, but is building a defensible competitive advantage via its distribution channels. RYSE is also able to sell through non-traditional distribution channels, such as big box retail and ecommerce, simplifying the entire purchase process. The sales process for our competitors typically require for the window sizes to be measured, and a price quoted for the product and installation. For example, a customer who purchases motorized shades will typically go to a dealer, who will then provide a quote based on the fabric selected and the size of the windows. This information is then sent to the fabricator who must source the fabric and tubular motors from suppliers, and then assemble the motorize shade for the customer. The process from window measurement, to design choices, to fabrication, to shipping, to installation, can add significant lead times and costs. By design, RYSE makes both the purchase process and installation incredibly simple: customers can simply buy online and, as a do-it-yourself product, install our device in minutes.

Lastly our patents have allowed us to successfully remove products that infringe our patents off Amazon, thereby mitigating the prospect of future competition. In Amazon.com’s Brand Registry, we identify which products/companies are infringing on our patent with our US patent number, and our Amazon court case docket number that serves as a precedent, issued to us when we won our first few Amazon judgements. By doing this, Amazon will defer to our previous court judgement and immediately remove these products that infringe our patents. The products are delisted almost immediately. This is the regular process used by Amazon to deal with such disputes.

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Subsidiaries

The company has a Delaware subsidiary AXIS Labs USA Inc., which is a ‘flow-through’ entity, where a transfer price agreement has been established in which all funds are flowed to the Canadian parent, and the US subsidiary acts as an ‘agent’ for the Canadian parent, for US-related business matters.

Intellectual Property

We currently have 5 granted patents issued by the USPTO, and 3 patents pending, as well as two trademarks filed under “X AXIS” and “RYSE”. We have one issued patent in China, and 3 patents pending; 1 patent issued in Europe, and 2 patents pending; and 2 patents pending in Canada.

Employees

The company currently has 17 full-time employees.

Litigation

The company has not been and is not currently involved in any lawsuit.

The Company’s Property

The company does not own any real property.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 7 of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors discussed elsewhere in this Annual Report

RYSE Inc. was incorporated on May 6, 2009 in Ontario, Canada as ETAPA Window Fashions and began operations on January 1, 2015. The company changed its legal name to AXIS Labs Inc. on January 15, 2016 and changed its legal name to RYSE Inc. on August 28, 2020. The company has a Delaware subsidiary AXIS Labs USA Inc., and a Chinese Wholly Owned Foreign Enterprise (WFOE), AXIS Intelligent Products. AXIS Intelligent Products was initially established to begin hiring full-time staff in China. However, the company is currently in the process of closing this entity due to COVID-19’s travel restrictions, and has moved towards hiring Chinese sub-contractors as an alternative.

To date, the company has raised a total of approximately CDN$4,822,463 in gross proceeds in equity investments, including convertible notes, from friends and family, accredited investors, angel investors, and investment funds. In addition, as of December 31, 2021, the company has raised $357,135 and CDN$162,506 by selling Class B Common Shares under its Regulation A offering qualified by the SEC on February 22, 2021,

The company’s historical revenues consist of device sales of its retrofit shade automation device, AXIS Gear, which has been discontinued as of Q4-2021, and replaced with its second-generation device, the RYSE SmartShade. Revenue is predominantly driven via ecommerce sales, either via direct-to-consumer sales on the company’s product website (www.helloaxis.com), or via third party websites, such as Amazon.com and Blinds.com. Revenue is recorded when a product is shipped to the end consumer. Cost of goods sold includes the cost paid to our factory for the goods, inbound freight to our warehouse in the United States, customs charges and duties and, starting in 2019, sales commissions paid to third-party sites such as Amazon.

RYSE Inc. was awarded a CDN$3,675,455 government grant from SDTC in 2019, with proceeds of the grant to be used to develop a retrofit shade automation device to pilot in 2 commercial office spaces and a hotel, with the purpose to measure the energy savings provided from automating the window shades. The funding of the grant is disbursed over 3 years and 4 milestones. Each tranche of funding is received on or around the start date of each milestone, and a 10% balance of total funds withheld until the completion of the pilot project. Milestone 1 started on October 1, 2019 with CDN $1,197,462 disbursed in the first tranche and received in early 2020. Milestone 2 started on January 1, 2021 with CDN$578,087 disbursed in the second tranche. Milestone 3 started on September 1, 2021, with CDN$692,750 disbursed in the third tranche. Milestone 4 is expected to start on May 1, 2022 with CDN$839,599 due to be disbursed. The final payment of CDN$367,544 will be disbursed upon completion of the pilot project, with an expected end date of April 30, 2023.

Results of Operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues and Cost of Sales

All figures in Canadian dollars	Year ended December 31
	2021	2020
Revenues	$1,416,387	$1,169,089
Cost of Sales	757,609	1,078,483
Gross Margin	$658,778	$90,606
Gross Margin %	46.5%	7.8%

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Revenues

Revenues for the year ended December 31, 2021 increased CDN$247,298 to CDN$1,416,387 compared to the revenues for the year ended December 31, 2020 of CDN$1,169,089. The increase was due to the launch of a second-generation device, RYSE SmartShade, during 2021, which has a higher margin and retail price. We completely sold out of our stock for the first-generation device, AXIS Gear during 2021.

Cost of Sales

Gross margin as a percent of sales was 46.5% in 2021 as opposed to 7.8% in 2020. This was due to the launch of a second-generation device, RYSE SmartShade, during 2021, which had a lower cost of sales and higher retail price.

Operating Expenses

All figures in Canadian dollars	Year ended December 31
	2021	2020
Operating Expenses	$3,222,930	$2,527,607

Operating expenses consist of salaries and benefits, advertising and promotion, research and development, freight and shipping, occupancy, office and general expenses.

Operating expenses increased in 2021 by CDN$694,602 or 27.5% as compared to 2020. The increase was largely due to an increase in advertising and promotion of our second-generation device, RYSE SmartShade, and an increase in freight and shipping associated with the increase in product sales. There was also an increase in office and general expenses, as employees began returning to the office from COVID-19 restrictions, and an increase in short term rentals, which include travel and hospitality, due to a lift in COVID-19 travel restrictions. Research & development costs also increased as we continue to develop new products expected to launch in 2022.

Other Income and Expenses

All figures in Canadian dollars	Year ended December 31
	2021	2020
Finance expense	$(1,294,298)	$(919,385)
Government grant income	$895,841	$1,385,186
Gain (loss) on convertible notes fair value adjustment	$(158,328)	$(2,042,906)
Gain (loss) on warrants	52,112	(1,138,006)
Foreign exchange gain (loss)	$(29,801)	$(11,275)

Finance expense

Our interest expense increased by CDN$374,913 in 2021 as compared to 2020 as we increased the balance of our advances from CDN$383,329 at December 31, 2020 to CDN$1,546,206 at December 31, 2021.

Government grant income

The CDN$895,841 of grant income in 2021 represents the portion of the SDTC grant earned in 2021.

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Gain (loss) on convertible notes fair value adjustment

Our convertible notes have a conversion feature that needs to be valued at fair value under IFRS. The fair value of the convertible notes declined in 2021, resulting in a loss of CDN$158,328.

Gain (loss) on warrants

Our warrants need to be valued at fair value under IFRS. The fair value of the warrants increased in 2021, resulting in a gain of CDN$50,391.

Foreign exchange gain (loss)

Our financial instruments have been predominantly denominated in Canadian dollars CDN$. As a result, we have minimal foreign currency balances and our foreign currency gains and losses have approximated only 1% of revenues. While we have sales of products in multiple countries, the time lag between sale and collection is relatively short, reducing our exposure to currency gains and losses.

Loss for the Year

All figures in Canadian dollars	Year ended December 31
	2021	2020
Loss from operations	$1,669,311	$1,051,815

Comprehensive loss	$3,099,626	$5,163,387

Our loss from operations increased by CDN$615,775 or 58.5% from 2020 to 2021, as the increase in revenue and related margin in 2021 of $568,172 was offset by a decline in government assistance income, and an increase in operating expenses.

Our total comprehensive loss was CDN$5,163,387 in 2020 and decreased to CDN$3,099,626 in 2021 due to a decrease in the loss on convertible notes fair value adjustment, and a gain on warrants fair value adjustment.

Liquidity and Capital Resources

At December 31, 2021 the Company’s cash on hand was CDN$46,968. The Company is generating limited revenues and requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of December 31, 2021, the Company had a working capital deficit of CDN$41,408 and a deficit in stockholders’ equity of CDN$13,228,532.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	Year ended December 31
	2021	2020
Net cash (used in) provided by:
Operating activities	$(3,008,731)	$429,417
Investing activities	$(187,531)	$(104,857)
Financing activities	$3,006,374	$(88,771)

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Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Cash used in Operating Activities

We experienced negative cash flows from operations in the years ended December 31, 2021 of CDN$3,008,731 compared to positive cash flow from operations of CDN$429,417 in the year ended December 31, 2020.

The net cash used in operations in 2020 was used primarily to fund our net loss of CDN$5,163,387. Our net loss for 2021 was CDN$3,099,626 down from CDN$5,163,387, in 2020, which can be attributed to non-cash adjustments, including a decrease in the loss on revaluations of convertible notes and fair value adjustments to warrants. Our operating loss for 2021 was CDN$1,669,311, up from a loss of $1,051,815 in 2020.

Cash Provided by Financing Activities

The Company has financed its operations through the issuance of equity, advances and loans.

Cash Used in Investing Activities

Our operations require minimal investment in capital assets or intangible assets. Our total purchases of these items were CDN$104,857 and CDN$187,531 in 2020 and 2021, respectively.

Issuance of Equity Securities

On December 28, 2020, the company filed an Offering Statement under Regulation A with the Commission. The Offering Statement was qualified on February 22, 2021. The company offered a maximum of 2,104,718 Class B Common Shares at $7.13 per share. During the year ended December 31, 2021, the company sold 50,089 Class B Common shares for proceeds of $357,134. In addition, the company sold 17,142 shares at CDN$9.48 per share, for proceeds of CDN$162,506 during the same period in a concurrent private placement in Canada. Share issuance costs directly attributable to the issuance of Class B Common shares totaled $54,666. The Regulation A offering terminated on February 22, 2022. Subsequent to December 31, 2021, the company issued 74,336 Class B Common Shares, for total proceeds of $391,784 and CDN$183,772, and had a series of convertible notes that converted to 162,796 Class A Common Shares and 186,432 Class B Common Shares.

Indebtedness

During the years from 2017 to 2019, the company issued a series of convertible securities for total principal amount of CDN$1,049,575. The notes accrue 7% simple interest and have maturity dates between 24-48 months after issuance. The notes are automatically convertible into shares of the company’s stock issued during the company’s next qualified financing, as defined in the notes. Accrued interest on these notes totaled CDN $148,587 and CDN$222,234 as of December 31, 2020, and 2021, respectively.

On April 27, 2018, the company issued a series of promissory notes managed via an inter-creditor agreement by EP Capital in total principal amounts of CDN$1,119,750 and $400,000. Interest is paid monthly, based on 17% annual interest, and the notes have a 36 month maturity. Principal is repaid quarterly, and consists of 6.5% of gross revenues for May 2018 through December 2018, 4% of gross revenues beginning in April 2019, and 3% of gross revenues beginning in April 2020. The loan is secured via a General Security Agreement (GSA), which grants a first position lien over the company’s assets, in addition to the personal guarantee of the company’s CEO, Trung Pham. The balance on these notes amounted to CDN $998,158 and $356,564 as of December 31, 2020 and December 31, 2021.

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The company received a series of loans from OKR Financial for CDN$350,000 on November 6, 2019, CDN$200,000 on December 6, 2019, CDN$525,000 on January 28, 2020, CDN$200,000 on March 10, 2020, and CDN$82,500 on April 14, 2020. The loans accrue a compound interest of 2.35% per month. The loan is secured by the SDTC grant and Scientific Research & Experimental Development tax credits under a Canadian federal tax program~~,~~ in which 65% of future tranches of funding from our SDTC grant is used to pay down the principal and accrued interest. Of these principal amounts, CDN$82,500 was repaid on July 10, 2020. The principal balance of these loans totaled CDN$1,275,000 as of December 31, 2020 and CDN$939,280 as of December 31, 2021.

During 2018 and 2019, the company received a series of loans from private investors, with a principal balance of CDN$850,000 as of December 31, 2020 and CDN$600,000 as of December 31, 2021 These loans are unsecured, and carry a20% simple interest, paid monthly, with a 12 month maturity and an option to renew for an additional 12 months at maturity upon consent by both borrower and lender; the option to renew has been exercised by both parties through 2021.

During 2018 and 2019, the company received a series of loans from the CEO’s father, totaling CDN $270,000 as of December 31, 2020 and December 31, 2021. These loans are unsecured, and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2021.

The company’s CEO holds a Shareholders’ Loan balance to the company for CDN$124,236 as of December 31, 2020 and CDN$651,641 and as of December 31, 2021.

On November 30, 2021, the company’s wholly-owned subsidiary, RYSE USA Inc., commenced an offering of $1,070,000 in revenue sharing promissory notes under Regulation Crowdfunding. The proceeds of the offering are intended to fund inventory at the subsidiary and will not be available for the company’s operations. The subsidiary is obligated to pay 10% of quarterly net revenues, as defined in the notes, to repay the principal amount of the notes until such date that all such that investors receive 2x times their investment in the notes for the first $400,000 in notes, and 1.75x times their investment for all subsequent funds. The notes are secured by all personal property of the subsidiary and are subordinated to any senior indebtedness of the subsidiary. As of the date of this Annual Report, the subsidiary has issued $350,295 in principal amount of notes.

The company’s long-term indebtedness decreased by CDN$799,872, from CDN$1,666,428 in 2020 to CDN$799,872 in 2021.

Plan of Operations

We plan on continuing operating in a similar fashion as we have in the past, with investments into R&D, increase in staff, and ongoing sales via ecommerce, with increased focus on selling through B2B sales channels to real estate developers and landlords, retail, and through telecommunication and security system installers. With the restrictions of COVID-19, the company has made key changes in how we collaborate and work together as a team. The office has transformed into an engineering lab and collaboration zone where no permanent desks are available for staff – all employees have setup home offices and perform daily morning meetings to discuss tasks for the day and week. We have began hiring full-time contractors overseas to lead respective departments within our team, including a manufacturing quality control associate in China, head of sales in the US, and engineers in India.

The company has discontinued the sale of its first-generation device, the AXIS Gear, and has began shipping its second-generation device, the RYSE SmartShade in Q4-2021. Subsequent to December 31, 2021, the company began selling through B2B channels, with integrations with 3rd party automation platform IOTAS, to luxury real estate developer PresidioBay.

Trend Information

We expect the residential market to continue to adopt smart home and home improvement technologies that can be attributed to the large adoption of voice speakers and DIY smart home platforms such as Google Home, Amazon Alexa, and Apple HomeKit

11

We expect the commercial market, which includes multi-family, offices, hotels, and senior housing, to adopt technology that will reduce a building’s energy consumption and GHG emissions. The US Climate Alliance is a bipartisan coalition of 25 states to reduce GHG emissions by at least 26-28% below 2005 levels, by 2025. The Alliance is led by state governments with the goals consistent with the Paris Agreement. Local and state regulations have also been introduced to target more aggressive GHG emissions targets. For example, New York City Local Law 97 stipulates that starting in 2024, buildings will be fined for not meeting carbon intensity targets, while California Title 24 (2019) requires daylighting controls in which automatically turn off lights when there is sufficient daylight, and the implementation of demand responsive lighting. Additional voluntary standards, such as LEED, WELL, and FitWel focus on both energy efficiency and occupant comfort. As such, we expect cost-effective retrofit solutions that are simple to deploy will increase in adoption, particularly those solutions that can lead to tangible ROI in the reduction of energy costs, and lower payback periods, such as that of RYSE. Additionally, with COVID-19 measures to reduce all physical contact, having window shades that can be automated greatly reduces the need for any physical interaction with the window shades.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

☐	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

☐	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

☐	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

☐	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

12

Item 3. Directors, Executive Officers and Significant Employees

The company’s officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)
Executive Officers
Trung Pham	Chief Executive Officer	34	2009
Marc Bishara	Chief Technology Officer	32	2015
Alan Cheng*	Chief Design Officer	33	2015
Directors
Trung Pham	Director	34	2015

*Alan Cheng has handed in his resignation and will no longer be with the company as of May 1, 2022.

Trung Pham (CEO and Director)

Trung is a serial entrepreneur, with RYSE being his second venture. He has served as founder and CEO of RYSE since it commenced operations in 2015, leading strategy, hiring, and fundraising effort, where he has raised over CDN$6 million in external financing (both debt and equity). His first startup, Nightlife Passport, is an event and promotions management web platform that allows nightclub and concert promoters to create events to sell tickets and manage their team. At Nightlife Passport, Trung focused on business development, and grew revenues to over CDN$125,000 in recurring revenue within the first 12 months of operations. Nightlife Passport merged with a mobile-first player, Alfiee. Trung has a background in finance, completing all 3 Chartered Financial Analyst (CFA) exams within 18 months. He earned a Bachelor of Business Administration from York University’s Schulich School of Business in 2009.

Marc Bishara (CTO)

Marc is a resilient engineer who loves solving exciting problems. Marc has served as RYSE’s Chief Technology Officer since its inception in 2015, leading the development and launch of its entire hardware devices, and mobile applications. He has both corporate and start-up experience, first with ATS Automation as a vision engineer, where he designed optical systems and computer hardware for image processing applications. His first dive into the startup world was with Kiwi Wearables (www.kiwi.ai), where he was responsible for designing the firmware and application for their Bluetooth wearable product “Glance” – an application that tracks the orientation and displacement of Glance in 3D space. His skillsets intersect software, hardware, and embedded systems. Marc earned a Bachelor of Engineering in Mechatronics from McMaster University in 2014.

Alan Cheng (CDO)

Alan is an amazing engineer turned designer. Alan joined RYSE just 6 months after its launch of operations, and led the entire industrial design, as well as mobile UX/UI design. He has direct experience in designing and manufacturing home products with Olympus Group International in Shenzhen, China as an Industrial Designer. While with Olympus Group, Alan worked directly with the factories, confidently navigating their negotiating, manufacturing, and quality control practices. Prior to joining RYSE, Alan worked for Corel as a UX/UI designer for their Corel DRAW application. His UX/UI experience expands to delivering wireframes, mock-ups, user workflows while working through an AGILE process. Alan spent two years studying Mechatronics at McMaster University before getting his Bachelor of Industrial Design from Carleton University in 2013.

13

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021 we compensated our highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Trung Pham*	CEO	$63,492	$0	$63,492
Manu Menon**+	COO	$75,396	$0	$75,396
Marc Bishara**	CTO	$75,396	$0	$75,396
Alan Cheng***	CDO	$67,460	$0	$67,460

For the fiscal year ended December 31, 2021, we did not pay our sole director for his service as a director.

*	The executive was paid an annual cash salary of CDN$80,000, converted at the rate of $1.00 = CDN$1.26.

**	The executive was paid an annual cash salary of CDN$95,000, converted at the rate of $1.00 = CDN$1.26.

***	The executive was paid an annual cash salary of CDN$85,000, converted at the rate of $1.00 = CDN$1.26.
+	Mr. Menon resigned as the company’s COO on January 31, 2022.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of April 30, 2022 the securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner**	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class	Total Voting Power
Class A Common Shares	Trung Pham	2,100,000	*		62.13%	100%
Class A Common Shares	Officers and directors as a group (4 people in this group)	2,100,000			62.13%	100%
Class B Common Shares	Manu Menon			147,059	31.48%
Class B Common Shares	Marc Bishara			117,648	25.19%
Class B Common Shares	Alan Cheng			88,236	18.89%
Class B Common Shares	Officers and directors as a group (4 people in this group)			352,943	75.56%

* Pursuant to the voting trust agreement by and among the holders of Class A Common Shares, Founder Trung Pham was granted a proxy to vote the shares of the other holders.

** The address for all listed persons is the company’s address, 20 Camden St, Suite 200, Toronto, ON, M5V 1V1, Canada.

Item 5. Interest of Management and Others in Certain Transactions

In 2017, the company received a convertible note investment from the CEO’s sister, totaling CDN$150,000, which matured and was converted into term loans as of December 31, 2019. This balance was repaid as of June 30, 2020.

14

During 2018 and 2019, the company received a series of loans from the CEO’s father, totaling CDN$270,000 as of December 31, 2019, and totaling CDN $270,000 as of December 31, 2020. These loans are unsecured, and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2021.

In 2018, the company received a convertible note investment from the CEO’s mother, totaling CDN$200,000. This amount plus accrued interest of CDN$13,501 converted into 40,049 Class A Common Shares on December 7, 2019.

The company’s CEO holds a Shareholders’ Loan balance to the company for CDN$124,236 as of December 31, 2020, and CDN$651,641 as of December 31, 2021

Item 6. Other Information

None

15

Item 7.

FINANCIAL STATEMENTS

Ryse Inc. (formerly Axis Labs Inc.)

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

F-1

 Independent Auditor’s Report

To the Directors of Ryse Inc.

Toronto, Ontario

Opinion

We have audited the consolidated financial statements of Ryse Inc.and its subsidiaries (the Company), which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying concolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has experienced recurring losses from operations, has a net working capital deficiency, which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that cast substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

F-2

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

(signed) BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Markham, Ontario

May 6, 2022

F-3

Ryse Inc.

Consolidated Statements of Financial Position

All figures in Canadian dollars

December 31	2021	2020

Assets

Current
Cash	$46,968	$237,156
Accounts receivable (Note 5)	126,397	87,048
Inventory (Note 7)	483,994	755,850
Prepaid expenses	359,440	166,646
Investment tax credit receivable (Note 8)	208,000	121,219
	1,224,799	1,367,919

Property and equipment (Note 9)	91,120	96,444
Intangible assets (Note 10)	315,263	182,063

	$1,631,182	$1,646,426

Liabilities and Shareholders' Deficit

Current
Accounts payable and accrued liabilities (Note 11)	$1,219,239	$1,609,413
Advances (Note 12)	1,546,206	383,329
Deferred revenue	60,479	289,187
Deferred government assistance income (Notes 6,17)	1,112,821	485,648
Term loans (Note 13)	4,430,153	4,511,524
Short-term fair-value of convertible notes (Note 14)	3,573,978	1,829,690
Warrant liability (Note 15)	1,396,642	1,447,033
Government loans (Note 17)	1,999	–
Due to shareholders (Note 16)	651,641	124,237
	13,993,158	10,680,061

Long-term fair-value of convertible notes (Note 14)	–	1,585,960
Government loans (Note 17)	622,838	80,468
Term loans (Note 13)	243,718	–

	14,859,714	12,346,489

Shareholders' deficit
Share capital (Note 18)	4,189,425	3,624,852
Contributed surplus	129,256	122,672
Warrants (Note 15)	115,967	115,967
Deficit	(17,663,180)	(14,563,554)

	(13,228,532)	(10,700,063)

	$1,631,182	$1,646,426

(See accompanying notes to consolidated financial statements)

F-4

Ryse Inc.

Consolidated Statements of Comprehensive Loss

All figures in Canadian dollars

For the year ended December 31	2021	2020

Sales	$1,416,387	$1,169,089
Product costs (Note 24)	757,609	1,078,483

Gross margin	658,778	90,606

Government assistance income (Note 6)	895,841	1,385,186

Expenses
Operating expenses (Note 24)	3,222,209	2,527,607

Loss from operations	(1,667,590)	(1,051,815)

Other income (expense)
Finance expense (Note 25)	(1,294,298)	(919,385)
Gain (loss) on convertible notes fair value adjustment (Note 14)	(158,328)	(2,042,906)
Gain (loss) on warrants fair value adjustment (Note 15)	50,391	(1,138,006)
Foreign exchange loss	(29,801)	(11,275)

	(1,432,036)	(4,111,572)

Income tax (Note 23)	–	–

Net loss and comprehensive loss for the year	$(3,099,626)	$(5,163,387)

(See accompanying notes to consolidated financial statements)

F-5

Ryse Inc.

Consolidated Statements of Change in Shareholders’ Deficit

All figures in Canadian dollars

	Class A common shares		Class B common shares			Contributed		Total shareholders
	Number	Amount	Number	Amount	Warrants	surplus	Deficit	Deficiency
December 31, 2019	3,380,260	$3,624,852	–	–	$115,967	$79,786	$(9,400,167)	$(5,579,562)
Net loss and comprehensive loss	–	–	–	–	–	–	(5,163,387)	(5,163,387)
Stock based compensation (Note 19)	–	–	–	–	–	42,886	–	42,886
December 31, 2020	3,380,260	$3,624,852	–	–	$115,967	$122,672	$(14,563,554)	$(10,700,063)

Net loss and comprehensive loss	–	–	–	–	–	–	(3,099,626)	(3,009,626)
Shares issued (Note 18)	–	–	67,231	564,573		–	–
Stock based compensation (Note 19)	–	–	–	–	1,721	4,863	–	6,584
December 31, 2021	3,380,260	$3,624,852	67,231	$564,573	$117,688	$127,535	$(17,663,180)	$(13,228,532)

(See accompanying notes to consolidated financial statements)

F-6

Ryse Inc.

Consolidated Statements of Cash Flows

All figures in Canadian dollars

For the year ended December 31	2021	2020

Cash flows from operating activities
Net loss for the year	$(3,099,626)	$(5,163,387)
Adjustments for non-cash items
Depreciation of property and equipment (Note 9)	25,668	28,748
Amortization of intangible assets (Note 10)	33,987	22,828
Non-cash interest portion of recognition of government assistance income	(86,389)	(7,360)
Accretion of warrant component of term loans	31,440	94,322
Accretion of interest on government loans	92,589	2,872
Amortization of deferred financing fees	9,131	27,392
Non-cash interest	432,402	150,501
(Gain) loss on convertible notes fair value adjustment	158,328	2,042,906
(Gain) loss on warrants fair value adjustment	(50,391)	1,138,006
Stock-based compensation	6,584	42,886

Changes in non-cash working capital balances
Accounts receivable	(39,349)	7,446
Grants receivable	–	212,162
Inventory	271,856	203,305
Prepaid expenses	(192,794)	110,282
Investment tax credit receivable	(86,781)	183,255
Accounts payable and accrued liabilities	(390,174)	673,337
Deferred revenue	(228,708)	289,187
Deferred government assistance income - SDTC	105,217	370,729
	(3,007,010)	429,417)

Cash flows from investing activities
Purchase of property and equipment	(20,344)	(12,141)
Purchase of intangible assets	(167,187)	(92,716)
	(187,531)	(104,857)

Cash flows from financing activities
Advances received	3,875,516	538,763
Advances repaid	(2,712,639)	(705,994)
Proceeds from term loans	458,718	249,903
Repayment of term loans	(428,202)	(1,115,152)
Proceeds from SRED and SDTC financing	–	1,007,500
Repayment of SRED and SDTC financing	(341,142)	(282,500)
Proceeds from due to shareholders	1,934,854	760,979
Repayment of due to shareholders	(1,407,450)	(742,145)
Proceeds from government loans (Note 17)	1,060,125	199,875
Issuance of Class B common shares, net of share issuance costs	564,573	–
	3,004,353	(88,771)

Increase (decrease) in cash during the year	(190,188)	235,789)
Cash, beginning of year	237,156	1,367

Cash, end of year	$46,968	$237,156

Supplemental cash flow information (Note 26)

(See accompanying notes to consolidated financial statements)

F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All figures in Canadian dollars

1.	Nature of Business

Ryse Inc. (formerly Axis Labs Inc.) (the "Company") was incorporated on May 6, 2009 under the laws of the Canada Business Corporations Act (Ontario). The Company and its subsidiaries develop a product called AXIS Gear, a smart device to help automate shades in homes. Consumers can control their shades with a tab on the AXIS Gear item itself or with their smartphone. The registered office of the Company is 20 Camden St. Suite 200, Toronto, Canada, M5V 1V1. The Company owns 100% of its two subsidiary companies, AXIS Labs USA Inc. and AXIS Intelligent Products (China WFOE).

AXIS Labs USA Inc. was incorporated on July 6, 2017 under the laws of the Delaware General Corporation Law Act. The registered office of the subsidiary is in the state of Delaware at 2035 Sunset Lake Road, Suite B-2, Newark, New Castle.

AXIS Intelligent Products (China WFOE) is inactive and was incorporated on January 15, 2016 under the laws of China.

2.	Basis of Presentation and going concern uncertainties

Going concern uncertainties

The Company reported a consolidated net loss of CDN$3,099,626 for the year ended December 31, 2021 (December 31, 2020 - CDN$5,163,387). As at December 31, 2021, the Company had a working capital deficiency of CDN$12,768,359 (December 31, 2020 - CDN$9,312,142) and a deficit of CDN$17,663,180 (December 31, 2020 - CDN$14,563,554).

The Company has experienced recurring losses and is dependent on its ability to raise additional funds to continue operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The Company is actively pursuing additional financing to further develop certain of the Company's scientific initiatives, but there is no assurance these initiatives will be successful, timely, or sufficient. Consequently, the Company's ability to continue as a going concern is dependent on its ability to secure additional financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (collectively “IFRS”).

The consolidated financial statements were authorized for issue by representatives of the Company on May 6, 2022.

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

F-8

3.	Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amount of revenues and expenses during the reporting period. Management is required to apply judgment and estimation in useful lives of assets, expected credit loss of accounts receivable, inventory obsolescence, indicators of impairment and recoverability of property and equipment and intangible assets, valuation of equity transactions, valuation of derivative financial instruments, and government assistance income. By their nature, these estimates are subject to measurement uncertainty and are reviewed periodically and adjustments, if necessary, are made in the period in which they are identified. Actual results could differ from those estimates.

Useful lives of assets – Significant estimates are involved in the determination of the useful lives of property and equipment and intangible assets to determine their expected depreciation rates. (Notes 9, 10)

Determination of valuation of equity transactions – Significant estimates are involved in the determination of fair value of equity transactions such as equity settled transactions and warrant valuation. (Notes 14, 15)

Valuation of derivative financial instruments – The estimated fair values of financial liabilities are subject to measurement uncertainty due to their exposure to liquidity and market risks. The fair value of these derivatives is determined using valuation models which require assumptions concerning the amount and timing of future cash flows, and discount rates. Changes in fair value are recognized in profit and loss. Management’s assumptions rely on external observable market data including volatility, and interest rate yield curves. The resulting fair value estimates may not be indicative of the amounts realized or settled in current market transactions and, as such, are subject to measurement uncertainty. Derivative financial instruments are comprised of convertible notes and warrant liabilities (Notes 14, 15).

COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020 and has created continued economic and business uncertainties. The Company has reviewed the estimates, judgments and assumptions used in the preparation of its consolidated financial statements for the years ended December 31, 2021 and December 31, 2020 including consideration of actual and potential impacts due to COVID-19, whether indicators of impairment existed for the Company’s assets and its eligibility for COVID-19-related government subsidies, grants and/or credits recognized during 2021 and 2020(see note 6). The Company also assessed the actual and potential impact of COVID-19 on the estimates, judgments and assumptions used in connection with its measurement of deferred tax assets, the credit risk of its customers and the valuation of its inventory. Any revisions to estimates, judgments or assumptions (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to the Company’s assets and/or adjustments to the carrying amount of its accounts receivable and/or inventories, which could have a material impact on its results of operations and financial condition. However, we determined that no significant revisions to the Company’s estimates, judgments and assumptions were required for 2021 nor 2020 as a result of COVID-19. While the Company continues to believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on the results of operations and financial condition, including its impact on overall customer demand, cannot be reasonably estimated at this time. However, the Company continues to believe that its long-term estimates and assumptions are appropriate.

4.	Summary of significant accounting policies

Basis of Measurement

These consolidated financial statements were prepared under the historical cost convention as modified by the measurement of certain financial instruments at fair value.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

F-9

Basis of Consolidation

These financial statements are prepared on a consolidated basis. All significant intercompany transactions and balances have been eliminated on consolidation.

Financial Instruments

(i) Recognition and Classification

Financial Assets

All financial assets are initially recognized at fair value, adjusted by, in the case of instruments not at fair value through profit or loss, directly attributable transaction costs. After initial recognition, financial assets are subsequently classified and measured at either fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI") or amortized cost based on the Company's assessment of the business model within which the financial asset is managed and the financial asset's contractual cash flow characteristics.

The Company had no financial assets measured at FVTPL or measured at FVTOCI as at December 31, 2021 and 2020.

Financial assets measured at amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less impairment. Cash and accounts receivables are classified as measured at amortized cost. Cash consists of deposits in bank.

Financial Liabilities

The Company classifies its financial liabilities into one of the following two categories; measured at amortized cost and measured at fair value through profit and loss ("FVTPL").

Financial liabilities measured at FVTPL are comprised of convertible notes and warrant liability.

Financial liabilities measured at amortized cost are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the balance sheet.

Accounts payable and accrued liabilities, advances, term loans, due to shareholders, and government loans are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

(ii) Derecognition

Financial assets are derecognized only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. The Company derecognizes financial liabilities when the Company's obligations are discharged, cancelled, or they expire.

(iii) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

F-10

(iv) Fair Value and Market Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction on the measurement date.

When available, the Company measures the fair value of an instrument using quoted market prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1), and the lowest priority to unobservable inputs (level 3).

(v) Impairment of Financial Assets

At each reporting date, the Company assesses whether there is objective evidence that financial assets not carried at FVTPL are impaired. A financial asset or a group of financial assets are impaired based upon the expected credit loss ("ECL") model as prescribed by IFRS 9, taking into consideration both historic and forward looking information.

Inventories

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale.

Property and Equipment

Property and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in profit or loss and is provided over the estimated useful life of the assets as follows:

Tooling	- 20% diminishing balance basis
Office equipment	- 20% diminishing balance basis
Computer equipment	- 55% diminishing balance basis

Depreciation methods, useful lives and residual values are reviewed annually and adjusted if necessary.

Intangible Assets

Intangible assets include expenditures on patents.

Intangible assets are recorded at cost less accumulated amortization. Directly attributable costs, that are capitalized as part of intangible assets include professional fees and costs paid to purchase the rights to patents. Amortization is recognized in profit or loss and is provided over the estimated useful life of the asset as follows:

Patents - 10 years straight line

Amortization method and useful lives are reviewed at least annually and adjusted if appropriate.

Income Taxes

Income tax expense represents the sum of current income taxes and deferred income taxes. Current and deferred taxes are recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. Under these circumstances, the taxes are recognized in other comprehensive loss or directly in equity.

F-11

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at tax rates which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income taxes

Deferred income taxes are provided using the asset and liability method applied to temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilized except:

- Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax assets and deferred income tax liabilities are offset if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

F-12

Foreign Currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses which result from the settlement of such transactions and from the translation of year end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the consolidated statement of comprehensive loss.

Revenue Recognition

Under IFRS 15, revenue is measured using a five-step recognition model which includes:

1) identifying the contract(s) with the customer; 2) identifying the separate performance obligations in the contract; 3) determining the transaction price;4) allocating the transaction price to separate performance obligations; and 5) recognizing revenue when (or as) each performance obligation is satisfied.

Step 1: Identifying the contract

Before recognizing revenue, the Company reviews customer transactions to ensure each party’s rights and payment terms are identified, there is commercial substance, and that it is probable that the Company will collect the consideration in exchange for the goods or services as stated in the contract.

Step 2: Identifying performance obligations

The Company's revenues are derived from the sale of product. The transaction between the Company and end-user includes quantities purchased, prices, and discounts if applicable. Revenue is recognized in line with the identified contractual terms and when collection of payment is reasonably assured in line with the agreed upon payment terms.

Step 3: Determining the transaction price

Transaction prices are typically the prices stated on the purchase orders or contracts, net of discounts. The Company reviews customer contracts for any variable consideration, existence of significant financing components and payables to customers, and adjusts transaction prices accordingly.

Step 4: Allocating the transaction price to performance obligations

The Company's customer online transactions contain a single performance obligation, and the allocation of the transaction price is based on the fixed price.

Step 5: Recognizing revenue upon satisfaction of performance obligations

The timing of revenue recognition is based on when a customer obtains control of the asset. Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The Company reviews customer transactions and the nature of the performance obligations to determine if a performance obligation is satisfied at a point in time, and recognizes revenue accordingly.

Revenue is generated from the sale of AXIS Gear units; consumers have an option to download the app free of charge on Android or Apple phones. There is a one-year warranty on the item but no extended warranty or installation services provided by the Company. Hence, revenue is solely generated from the sale of product. Revenue from sales of the product is recognized at a point in time, when shipment occurs and when the customer obtains control of the product. At this point in time, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, revenue can be reliably measured and its probable that the economic benefits will flow to the Company.

F-13

When the Company receives payment for product but shipment has not occurred, recognition of the revenue is deferred and recorded as a liability on the consolidated statement of financial position until the customer obtains control of the product.

Government Grants

The Company receives governmental subsidies, grants and credits (collectively, Grants), from time to time related to operating expenditures or the COVID-19 pandemic. The Company recognizes such Grants when there is reasonable assurance that it qualifies for, and has complied with the conditions of the Grant, and that the Grant will be received. If the Company receives a Grant but cannot reasonably assure that it has complied with the conditions of the Grant, recognition of the Grant is deferred and recorded as a liability on the consolidated statement of financial position until the conditions are fulfilled. For Grants that relate to operating expenditures, the Company recognizes the Grant as a reduction to the expenditure that the Grant was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred.

Stock-based compensation

The Company may grant stock options to buy Class A common shares of the Company to directors, officers, employees or consultants. The Company records stock-based compensation related to stock options granted using the fair-value based method which is estimated using the Black-Scholes option pricing model.

Estimating fair value for share-based compensation requires management to estimate the most appropriate imputes to the Black-Scholes option pricing model including the expected life of the option, volatility and dividend yield. Actual results could differ from these estimates.

The fair value of stock options is measured at the grant date, and is recognized, together with a corresponding increase in contributed surplus in shareholders' deficiency, over the period during which the performance or service conditions are fulfilled. The cumulative expense recognized for stock options at each reporting date until the vesting date reflects the extent to which this vesting period has expired and is the Company's best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a year represents the difference in recognized cumulative expense between the beginning and the end of the year and is recognized in the consolidated statements of comprehensive loss.

When stock options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to share capital. The amount of cash, if any, received from participants is also credited to share capital.

Research and development and government assistance

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization in accordance with International Accounting Standard 38 – Intangible Assets. No development costs have been deferred as at December 31, 2021 and 2020.

Reimbursement of eligible costs pursuant to government assistance programs are recorded as government grant income when the related costs are incurred. Claims not settled by the reporting date are recorded as grants receivable on the statement of financial position when there is reasonable assurance of recovery. Funding amounts received in advance of expenses incurred are deferred and are recorded as deferred revenue on the statement of financial position.

Provisions, contingent assets and contingent liabilities

Provisions are recognized when all of the following conditions are met:

1) an entity has a present obligation as a result of a past event,

2) it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and

3) a reliable estimate can be made of the amount of the obligation.

F-14

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

Contingent liabilities, a possible obligation depending on whether some uncertain future event occurs, or a present obligation but payment is not probable or the amount cannot be measured reliably, are not recognized in consolidated statement of financial position but are disclosed in notes to the consolidated financial statements.

Contingent assets are disclosed where an inflow of economic benefits is probable.

Standards and Interpretations not yet applied

There are no new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2021 and have not been early adopted by the Company.

New and amended standards adopted by the Company

The Company has not early applied the new standards and amendments for their annual reporting period commencing January 1, 2021.

5.	Accounts receivables

	2021	2020
Accounts receivable	$126,367	$87,048
Less: Provision for expected credit losses	–	–
	$126,367	$87,048

The provision for expected credit losses was determined based on historical loss rates and payment behavior from customers by major aging category, updated for estimates of forward-looking factors that may differ from past experience such as credit quality and industry factors. These updated loss rates were applied to aging categories to determine the expected credit losses on accounts receivable using the simplified approach. As at December 31, 2021, the portion of accounts receivable that was past due but not impaired was nil (2020 – nil).

6.	Government grants

In 2021, the Company received $885,711 (2020 - $1,959,323) in funding from Sustainable Development Technology Canada ("SDTC"), of which nil (2020 - nil) related to government grants receivable at December 31, 2021. The funding is provided to the Company to cover 40.15% of expenses on a specified project including: labour, travel, equipment, sub-contractors and consultants, and other miscellaneous costs. The amount recognized in the current year of $780,951 (2020 - $1,376,432), has been reported under other income.

In 2021, the Company claimed $298,277 (2020 – $376,334) under the Canada Emergency Wage Subsidy (“CEWS”) program, which was recognized as a reduction to operating expenses in the consolidated statement of comprehensive loss. As of December 31, 2021, $298,277 (2020 – $366,876) of the recognized subsidy has been received. The remaining balance of $nil (2020 - $9,457) is included in accounts receivable.

F-15

In 2021, the Company claimed and received $28,500 (2020 – $nil) under the Canada Emergency Rent Subsidy program.

Deferred government assistance income (cumulative to date)

	2021	2020
SDTC funding received	$2,845,034	$1,959,323
SDTC grant revenue recognized in 2019 received in 2020	(212,162)	(212,162)
SDTC grant revenue recognized in 2020 and received in 2021	(1,376,432)	(1,376,432)
SDTC grant revenue recognized in 2021	(780,951)	–
Deferred grant revenue from government loans (Note 17)	637,332	114,919
	$1,112,821	$485,648

Government assistance income

	2021	2020
SDTC	$780,951	$1,376,432
Canada Emergency Business Account (Note 17)	14,054	6,856
Federal Economic Development Agency (Note 17)	66,145	504
Highly Affected Sectors Credit Availability Program (Note 17)	6,191	–
Canada Emergency Rent Subsidy	28,500	–
Other	–	1,394
	$895,841	$1,385,186

7.	Inventory

	2021	2020

Finished goods	$483,994	$755,850

As 31 December 2021, the inventory balances of $483,994 (2020 - $755,850) is net of provision balances of $190,625 (2020 – 161,174). Inventories of $728,158 (2020 - $942,110) were included in cost of sales. During the year, $29,451 (2020 - $121,583) of inventory was written down to its net realizable value.

8.	Investment tax credit receivable

The Company claims Scientific Research and Development (SR&ED) and related investment tax credits for income tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA"). Included in investment tax credit receivable are amounts for SR&ED credits which are currently under review or are expected to come under review by the taxation authorities:

	2021	2020
Balance, opening	$121,219	$304,474
Additions	208,000	121,219
Recovered	(121,219)	(304,474)
Balance, ending	$208,000	$121,219

F-16

9.	Property and equipment

	Tooling	Office equipment	Computer equipment	Total
Cost:
December 31, 2019	$155,906	$26,235	$40,394	$222,535
Additions	–	1,201	10,940	12,141
December 31, 2020	155,906	27,436	51,334	234,676
Additions	3,866	12,024	4,455	20,345
December 31, 2021	$159,772	$39,460	$55,789	$255,021
Accumulated depreciation:
December 31, 2019	$66,104	$9,568	$33,812	$109,484
Depreciation	17,961	3,453	7,334	28,748
December 31, 2020	84,065	13,021	41,146	138,232
Depreciation	14,755	4,085	6,829	25,669
December 31, 2021	$98,820	$17,106	$47,975	$163,901
Net carrying amounts:
December 31, 2020	$71,841	$14,415	$10,188	$96,444
December 31, 2021	$60,952	$22,354	$7,814	$91,120

10.	Intangible assets

Trademarks and patents
Cost:
December 31, 2019	$138,685
Additions	92,716
December 31, 2020	231,401
Additions	167,187
December 31, 2021	$398,588
Accumulated amortization:
December 31, 2019	$26,510
Amortization	22,828
December 31, 2020	49,338
Amortization	33,987
December 31, 2021	$83,325
Net carrying amounts:
December 31, 2020	$182,063
December 31, 2021	$315,263

The Company has capitalized the costs related to the design, development, filing and registration of the patents. These patents have a useful life of 10 years and have been amortized on a straight-line basis.

F-17

11.	Accounts payable and accrued liabilities

	2021	2020
Credit cards payable	$230,649	$65,169
Trade accounts payable	548,285	716,619
Accrued liabilities	90,000	178,339
Government remittances payable	350,305	649,286
	$1,219,239	$1,609,413

12.	Advances

	2021	2020
Advance [a]	$120,808	$186,022
Advance [b]	157,807	139,033
Advance [c]	86,451	25,063
Advance [d]	14,174	33,211
Advance [e]	38,356	–
Advance [f]	59,745	–
Advance [g]	945,115	–
Advance [h]	123,750	–
	$1,546,206	$383,329

[a] Advance

On December 12, 2018, the Company entered into a financing agreement to be repaid based on cash receipts from customers. The Company received $344,548 ($257,360 USD) for the obligation to pay $361,505 ($270,026 USD) of future cash receipts of the Company. During the year, the Company repaid $65,214 (2020 - $58,776).

[b] Advance

On September 5, 2019, the Company entered into an agreement with a financing company and received $210,500 in September 2019 and an additional $64,485 in January 2020, to be repaid through daily payments of $1,025. These advances were repaid in 2021.

On July 7, 2021, the Company entered into an agreement with a financing company and received $180,000 to be repaid through weekly payments of $4,050.

On October 26, 2021, the Company entered into an agreement with a financing company and received $45,000 to be repaid through weekly payments of $1,068.

On December 9, 2021, the Company entered into an agreement with a financing company and received $24,500 to be repaid through weekly payments of $582.

The above advances carry interest rates between 20.75%-43.03% per annum. During the year, the Company received $285,307 (2020 - $238,843) and repaid $266,533 (2020 - $252,255).

F-18

[c] Advance

On October 5, 2020, the Company entered into an agreement and received $ 75,382 ($57,000 USD) from an entity affiliated with a channel partner. Repayment of the amount advanced plus $9,800 ($7,410 USD) was made by transferring 17% of payments from the channel partner to the affiliated entity. The amount was fully repaid in 2021. The Company entered into various agreements with the entity and received $208,874 ($165,600 USD) with similar repayment terms. During the year, the Company received $236,205 (2020 - $179,289) and repaid $174,817 (2020 - $172,768).

[d] Advance

In 2020, the Company entered into an agreement and received $52,252 ($40,000 USD) from a channel partner. In return the channel partner will withhold 25% of all transactions until the principal is repaid charging interest of $523 ($400 USD) per week. As of February 28, 2021, the Company and the channel partner agreed that interest would no longer accrue on the remaining balance owing. The effective interest rate on this advance was 52.5% per annum. During the year, the Company received $Nil (2020 - $67,580) and repaid $19,037 (2020 - $99,555).

[e] Advance

On January 7, 2021, the Company entered into an agreement and received $49,463 ($39,000 USD) from an entity affiliated with a channel partner. Repayment of the amount advanced plus $7,984 ($6,295 USD) was made by transferring 30% of payments from the channel partner to the affiliated entity. On November 30, 2021, the Company entered into an agreement and received $38,232 ($30,000 USD) from the entity with similar repayment terms. During the year, the Company received $99,610 (2020 - $278) and repaid $60,870 (2020 - $6,129).

[f] Advance

On August 20, 2021, the Company entered into a consignment agreement with funding limit of $186,914 USD from an entity. Repayment of the amount advanced plus $18,144 USD is to be repaid semi-monthly as the inventory is sold. During the year, the Company received $108,610 (2020 - $Nil) and repaid $48,865 (2020 - $Nil).

[g] Advance

In 2021, the Company entered into various agreements with a financing company whereby the financing company paid certain invoices the Company owed to its vendors. The Company agreed to repay the invoice amounts plus 1.5%-6% to the financing company, 120 days after the date of invoice payment. The advance carries an effective interest rate of 5%-18% per annum. During the year, the Company received $2,781,921 (2020 - $Nil) and repaid $1,836,805 (2020 - $Nil).

[h] Advance

On November 24, 2021, the Company entered into an agreement and received $125,000 from a financing company. Repayment of the amount advanced plus $36,250 is to be repaid made through weekly payments of $7,500. The advance carries an effective interest rate of 70% per annum. During the year, the Company received $364,248 (2020 - $52,774) and repaid $240,498 (2020 - $116,512).

13.	Term debt

	2021	2020

Term loans	$1,323,074	$1,226,103
Term loans issued with warrants	1,893,820	1,643,429
SRED and SDTC financing	1,456,977	1,641,992
	4,673,871	4,511,524
Less: Current portion	4,430,153	4,511,524

	$243,718	$–

F-19

Term loans

During 2017-2019, the Company borrowed $900,000 from various individuals, repayable on demand with interest rates ranging from 0-10% per annum. Principal of $250,000 was repaid in the current year (2020 – $100,000).

During 2020, the Company borrowed $49,903 repayable on maturity dates ranging from March 12, 2020 to June 22, 2021 with accrued interest calculated weekly at a rate ranging from 22%-26% per annum. Additionally, no principal was repaid in current year (2020 - $15,152).

During 2021, the Company borrowed $215,000 from a lender repayable on maturity dates ranging from April 2, 2021 to July 5, 2022 with accrued interest calculated weekly at a rate 22.3% per annum. Additionally, $177,247 of principal was repaid (2020 - $Nil).

During 2021, the Company borrowed USD $192,815 under a promissory note. The repayment amount is two times the amount of the loan and repayments begin quarterly beginning December 22, 2022. The amount of each quarterly repayment will be 10% of the revenue earned by the Company in the quarter immediately preceding the repayment, and quarterly repayments will continue until the loan is repaid in full.

At December 31, 2021, $270,000 (December 31, 2020 - $270,000) of term loans were owed to a relative of the CEO.

Term loans issued with warrants

On May 2, 2018, the Company borrowed $1,119,750 and $400,000 USD repayable on April 30, 2021 from various lenders. Interest is calculated and payable monthly at a rate of 1.416667% per month. As part of the issuance of the term loans, the lenders received warrants (Note 15). On April 14, 2022, the Company and the lenders agreed to extend the maturity date for the repayment of all principal and interest to June 30, 2024.

Under IAS 32 Financial Instruments: Presentation the proceeds of the term loans were allocated between the term loan principle, and the warrants, based on the relative fair values of the two instruments. This resulted in $1,349,131 being allocated to term loans and $282,965 being allocated to warrants. The warrants are classified as a liability in accordance with IAS 32 since the amount of shares to be received upon exercise is not a fixed amount. These warrants are subsequently remeasured at their fair value each reporting period.

The loans are secured by a general security agreement over the assets of the Company and personal security from a shareholder for 30% of the principal amount.

SRED and SDTC financing

In 2019 and 2020, the Company borrowed the following amounts repayable on or before the earlier of three business days after receipt of the Scientific Research and Experimental Development Tax claim filed for December 31, 2019 (the "2019 SRED") claim or November 6, 2020. Furthermore, any funding received from the Sustainable Development Technology Canada (“SDTC”) must be used to pay down the outstanding balance of the loan on or before three business days after receipt of the funding.

November 6, 2019	$350,000
December 6, 2019	200,000
Accrued interest	8,225
December 31, 2019	558,225
January 21-27, 2020 - repayments	(200,000)
January 28, 2020	725,000
March 10, 2020	200,000
April 15, 2020	82,500
July 10, 2020 - repayment	(82,500)
Interest repayment	(5,555)
Accrued interest	364,322
December 31, 2020	1,641,992
Repayments	(341,142)
Interest repayment	(231,917)
Accrued interest	388,044
December 31, 2021	$1,456,977

F-20

Interest compounds monthly at an annual rate of 32.15%.

This facility is secured by a general security agreement over the assets of the Company, the 2019 SRED claim, and proceeds from SDTC claims.

On March 24, 2021, the maturity date of the loan was extended to March 24, 2022 and the interest was revised to an annual rate of 24.60% from September 1, 2020 onwards. On March 22, 2022, the Company and lender agreed to convert compounding interest into monthly simple interest payments at 22.2% per annum on all outstanding balances starting April 1, 2022. The Company also agreed that any current and future SDTC and Scientific Research and Experimental Development Tax claims will be directly applied to the outstanding principal of the loans.

14.	Convertible notes payable

The Company has previously issued convertible debentures with stated interest rates of 7%. The convertible notes include a conversion feature that allows for conversion under one of the following two conditions:

(a)	the convertible debentures convert automatically upon a qualified equity financing greater than $2,000,000 at a discount of 20% from the transaction price:

(b)	at maturity, the holder of the convertible debenture has the option to convert at a rate based on a specific US$ valuation of the Company or be repaid.

Since the conversion feature can vary with the market value of the Company’s common shares and currency exchange rates, this violates the fixed-for-fixed criterion for equity classification and the conversion feature is considered an embedded derivative. The Company has elected to account for the convertible debt using the fair value option under IFRS 9. Under this option, the Company will fair value the host loan as well as the embedded derivative each period with changes in fair value recognized through profit and loss. At the inception of the Debentures, the fair value of the instruments was determined to be their face amount.

During the year ended December 31, 2020, convertible debentures with maturity dates in the year were extended by the holders to various dates ranging from June 30, 2021 to February 22, 2022.

Fair value
December 31, 2019	1,372,744
Fair value adjustment	2,042,906
December 31, 2020	3,415,650
Fair value adjustment	158,328
December 31, 2021	3,573,978
Short-term portion	$3,573,978
Long-term portion	$–

The principal due at December 31, 2021 was $880,000 and $127,500 USD (2020 - $880,000 and $127,500 USD).

F-21

The following assumptions were used to calculate the fair values at:

	2021	2020
Expected dividends	–%	–%
Weighted average time to maturity in years	0.15	0.79
Weighted average expected volatility	52%	52%
Weighted average risk-free rate	0.18%	0.14%
Share price	$9.04	$9.08
Weighted average exercise price	$3.64	$3.64

15.	Warrants

Warrant liabilities

[a] May 2, 2018

On May 2, 2018, the Company issued warrants as part of a term loan facility which is classified as a liability. The warrants have an exercise price of the lesser of $3.69 and the most recent cash issue price paid in a qualifying financing to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance.

The following assumptions were used to calculate the fair values at:

	2021	2020
Expected dividends	–%	–%
Time to expiry in years	1.33	2.33
Expected volatility	52%	52%
Risk-free rate	0.81%	0.22%
Share price	$9.04	$9.08
Exercise price	$3.69	$3.69

Warrants in equity

[b] April 1, 2019

On April 1, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 – Share-based payment (IFRS 2) as the value of the services could not be estimated reliably. The warrants have an exercise price of $4.91 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[c] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $5.33 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[d] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $3.18 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[e] December 7, 2019

On December 7, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $5.65 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

F-22

[f] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The warrants have an exercise price of $3.64 to obtain one Class A common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[g] April 30, 2021

On April 30, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[h] August 17, 2021

On August 17, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[i] October 29, 2021

On October 29, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately are, are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

	Number of warrants	Warrant liability amount	Warrant equity amount
December 31, 2019	302,097	$309,027	$115,967
Fair value revaluation	–	1,138,006	–
December 31, 2020	302,097	1,447,033	115,967
Warrants issued	859	–	1,721
Fair value revaluation	–	(50,391)	–
December 31, 2021	302,956	$1,396,642	$127,688

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	254,681	254,681	$3.69	May 2, 2023
April 1, 2019 [b]	10,000	10,000	4.91	April 1, 2029
December 7, 2019 [c]	4,690	4,690	5.33	December 7, 2029
December 7, 2019 [d]	15,730	15,730	3.18	December 7, 2029
December 7, 2019 [e]	11,502	11,502	5.65	December 7, 2029
December 7, 2019 [f]	5,494	5,494	3.64	December 7, 2029
April 30, 2021 [g]	408	408	9.48	April 30, 2031
August 17, 2021 [h]	138	138	9.48	August 17, 2031
October 29, 2021 [i]	153	153	9.48	October 29, 2031
December 21, 2021 [j]	160	160	9.48	December 21, 2031
	302,956	302,956

F-23

The weighted average exercise price for the total outstanding warrants at December 31, 2021 was $3.82 (2020 - $3.80).

16.	Due to shareholders

The balances due to shareholders are unsecured, non-interest bearing and repayable on demand.

17.	Government loans

Canada Emergency Business Account (“CEBA”)

The Company borrowed $40,000 on April 23, 2020 and an additional $20,000 on December 16, 2020 under the CEBA program. The CEBA was offered in the context of the COVID-19 pandemic, and is an interest-free revolving line until December 31, 2022. Any outstanding balance on January 1, 2023 becomes a term loan carrying an interest rate of 5% per annum. No principal repayment is required before December 31, 2022, and only interest payments are required thereafter until the full principal is repaid no later than December 31, 2025. Repaying the outstanding balance of the loan (other than the amount available to be forgiven) on or before December 31, 2022 will result in a single tranche of loan forgiveness up to $20,000 based on a blended rate:

•	25 percent on the first $40,000; plus
•	50 percent on amounts above $40,000 and up to $60,000

The fair value of the debt of $22,383 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at December 31, 2021 was $30,667 (2020 - $24,732). During the year, $14,054 (2020 - $6,856) was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Federal Economic Development Agency (“FedDev”) Loan

During the year, the Company borrowed $810,125 (2020 - $139,875) from FedDev as part of its Regional Economic Growth Through Innovation program. The loan is interest-free, and the principal is to be repaid in equal monthly instalments from January 15, 2023 to December 15, 2027.

The fair value of the debt of $392,891 (2020 - $55,671 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at December 31, 2021 was $473,590 (2020 - $55,736). During the year, $66,144 (2020 - $504) was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Highly Affected Sectors Credit Availability Program (“HASCAP”) Loan

On July 20, 2021, the Company borrowed $250,000 from a financial institution. The debt is guaranteed by the Business Development Bank of Canada as part of its Highly Affected Sectors Credit Availability Program. The loan carries an interest rate of 4% per annum. Monthly interest-only payments are required for the first twelve months, and principal is to be repaid in equal monthly instalments from August 20, 2022 to July 20, 2031.

The fair value of the debt of $114,102 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at December 31, 2021 was $120,579 (2020 - nil). During the year, $6,191 (2020 - nil) was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

F-24

Government loans, December 31, 2019	–
Government loans received	$199,875
Fair value adjustment on initial recognition (Note 6)	(122,279)
Fair value on initial recognition	77,596
Accretion	2,872
Government loans, December 31, 2020	$80,468
Government loans received	$1,060,125
Fair value adjustment on initial recognition (Note 6)	(608,345)
Accretion	92,589
Government loans, December 31, 2021	$624,837

Short-term portion	$1,999
Long-term portion	$622,838

18.	Share capital

Authorized
Unlimited	Class A Common shares
2,104,718	Class B Common shares, non-voting
Unlimited	Class B Special shares, non-voting, non-participating

Issued		2021	2020
3,380,260	Class A Common shares	$3,624,852	$3,624,852
67,231	Class B Common shares	$564,573	$–

During the year ended December 31, 2019, the Company issued 452,655 Class A common shares on conversion of convertible notes with a fair value of $2,144,418 (Note 14).

During the year ended December 31, 2019, 34,855 Class A common shares were issued for proceeds of $170,000.

On December 28, 2020, the Company filed an Offering Statement and a Preliminary Offering Circular (“OC”) under Regulation A with the Securities and Exchange Commission (“SEC”). On February 22, 2021, the SEC approved the OC. The OC allows the Company to offer a maximum of 2,104,718 Class B Common Shares at $7.13US per share. During the year, the Company sold 67,231 Class B Common shares for proceeds of $644,733, and incurred share issuance costs of $80,160.

19.	Stock-based compensation

The Company may grant stock options to the Board, certain employees and consultants that allow each participant to purchase Class B common shares of the Company. The exercise price of each stock option is equal to the fair value of the underlying Class B common share when the stock option was granted.

Stock options vest quarterly over terms ranging from 2 to 4 years. Stock options have a 10 year term.

F-25

A summary of stock option activity under the plan is as follows:

	Number of stock options	Weighted average exercise price
December 31, 2019	441,176	$1.00
Granted	–	1.00
December 31, 2020	441,176	$1.00
Granted	–	1.00
December 31, 2021	441,176	1.00
Options exercisable - December 31, 2021	441,176	$1.00

The Company uses the fair value method for recording compensation expense related to stock-based instruments awarded to employees, consultants, officers and the Board in accordance with IFRS 2 Share-based Payment ("IFRS 2"). For the purpose of expensing stock options each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest.

For options granted in 2019, the fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model as set out below.

Options granted during 2019
Risk-free interest rate	1.00%
Estimated volatility	40%
Dividend yield	–
Expected life (in years)	10.00
Weighted average share price at grant date	$3.84
Weighted average fair value	$3.07

As at December 31, 2021, the weighted average remaining contractual life of stock options was 3.43 years (2020 - 4.43 years)

20.	Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern while providing a return to its stakeholders. The capital structure of the Company is composed of term loans, convertible notes, warrant liability, due to shareholders, government loans and equity attributable to the Company's shareholders. The Company's primary uses of capital are to finance the development of its technology. The Company's objectives in managing capital are: (i) to maintain sufficient working capital to meet current financial obligations and continue as a going concern; (ii) to maintain investor and creditor confidence; and (iii) to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at December 31, 2021, total managed capital was $15,110,394 (2020 - $13,203,764).

21.	Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair value. The three levels of the fair value hierarchy are:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities:

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

F-26

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, advances, and, due from related party approximate their fair values due to the relatively short-term maturities of these financial instruments.

	Fair value hierarchy level	2021	2020
Advances	Level 3	1,546,206	383,329
Fair-value of convertible notes	Level 3	3,573,978	3,415,650
Term loans	Level 3	4,673,871	4,511,524
Warrant liability	Level 3	1,396,642	1,447,033
Due to shareholders	Level 3	651,641	124,237
Government loans	Level 3	624,837	80,468
		$12,467,175	$9,962,241

The Company is exposed to the following risks by virtue of its activities: Credit Risk - Cash is primarily invested with one major bank in Canada and a bank in the United States. Management believes that the financial institutions that hold the Company's cash are financially sound and, accordingly, minimal credit risk exists with respect to this asset. The accounts receivable balance is mainly due from one large retailer which has been assessed for expected credit losses and no significant allowance has been determined. The maximum credit risk is the sum of its cash, and accounts receivable. None of the Company's financial assets are secured by collateral or other credit enhancements. Approximately 68% (2020 – 88%) of the Company's total sales were attributable to one customer.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. The Company enters into foreign currency purchase and sale transactions and has assets and liabilities denominated in foreign currencies resulting in expose to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company's financial instruments denominated in foreign currencies expressed in Canadian dollars are as follows:

	Currency	2021	2020
Cash	U.S. dollar	$2,602	$150,554
Accounts receivable	U.S. dollar	$–	$–
Accounts payable and accrued liabilities	U.S. dollar	$102,928	$482,294
Advances	U.S. dollar	$1,005,300	$190,644
Term loans	U.S. dollar	$892,815	$700,000
Convertible notes	U.S. dollar	$127,500	$127,500

Liquidity Risk - Liquidity risk arises from the Company will encounter difficulties in meeting its obligations associated with its financial liabilities. The Company is exposed to this risk mainly with respect to its accounts payable and accrued liabilities, advances, government loans, term loans, and due to shareholders balances. The Company manages its liquidity risk by monitoring its operating requirements (Note 2). Convertible notes at fair value in Note 14, the majority of the value relates to the conversion feature.

	Carrying amount	Contractual interest rates	Contractual cash flows	1 Year	2-10 years
2021
Accounts payable and accrued liabilities	$1,204,238	n/a	$1,204,238	$1,204,238	$–
Advances	1,546,206	n/a	1,546,206	1,546,206	–
Convertible notes	3,573,978	7%	1,196,930	1,196,930	–
Due to shareholders	651,641	n/a	481,641	481,641	–
Term loans	4,673,871	0-26%	4,642,431	4,398,713	243,718
Government loans	624,837	0-5%	1,260,000	9,677	1,250,323
	$12,274,771		$10,331,446	$8,837,405	$1,494,041
2020
Accounts payable and accrued liabilities	$1,609,413	n/a	$1,609,413	$1,609,413	$–
Advances	383,329	n/a	383,329	383,329	–
Convertible notes	3,415,650	7%	1,196,930	771,423	425,507
Due to shareholders	124,237	n/a	124,237	124,237	–
Term loans	4,511,524	0-26%	4,511,524	4,511,524	–
Government loans	80,468	0-5%	199,875	–	199,875
	$10,124,621		$8,025,308	$7,399,926	$625,382

F-27

22.	Compensation of key management and related party transactions

Key management includes the Company's Board and key officers. Compensation awarded to key management included:

	2021	2020
Salaries and benefits	$352,917	$354,583
Stock-based compensation	–	–
	$352,917	$354,583

23.	Income taxes

The Company's effective income tax rate is made up as follows:

	2021	2020

Net loss before income tax	$(3,099,626)	$(5,163,387)
Statutory tax rate	26.5%	26.5%

Expected income tax expense	(821,401)	(1,368,298)
Non-deductible expenses and permanent differences	67,171	882,826
Change in deferred tax assets not recognized	836,270	434,742
Other	(82,040)	50,730
	$–	$–

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets at December 31, 2021 and 2020 are as follows:

	2021	2020

Non-capital loss	$3,063,528	$2,163,278
SRED pools	243,576	243,576
Property and equipment	26,004	71,749
Share issuance costs	44,473	62,708
	3,377,581	2,541,311
Deferred income tax assets not recognized	(3,377,581)	(2,541,311)
	$–	$–

As at December 31, 2021, the Company has non-capital losses carried forward of $11,560,483 (2020 - $8,677,233) available to reduce future years taxable income. The losses expire in 2033 - 2041.

F-28

24.	Expenses by nature

	December 31, 2021		December 31, 2020
	Product costs	Operating expenses	Product costs	Operating Expenses
Advertising and promotion	$–	$710,273	$–	$413,862
Depreciation and amortization (Note 9, 10)	–	59,655	–	51,576
Commissions	–	–	14,790	–
Freight and shipping	–	279,100	–	228,546
Inventory (Note 7)	728,158	–	942,110	–
Inventory write off (Note 7)	29,451	–	121,583	–
Office and general	–	828,456	–	614,667
Short term rentals	–	295,001	–	217,155
Research and development	–	223,865	–	144,865
Salaries and benefits	–	819,275	–	814,049
Stock-based compensation (Note 19)	–	6,584	–	42,887
	$757,609	$3,222,209	$1,078,483	$2,527,607

25.	Finance expense

	2021	2020
Interest on term loans (Note 13)	$90,952	$166,545
Term loan with warrants interest (Note 13)	299,611	264,666
SRED and SDTC financing interest (Note 13)	384,985	365,753
Accretion on term loans (Note 13, 15)	–	94,322
Accretion on government loans (Note 17)	86,112	2,872
Interest and charges on advances (Note 12) and others	432,638	25,227
	$1,294,298	$919,385

26.	Supplemental cash flow information

	2021	2020
Non-cash value of deferred grant revenue	$608,345	$122,279

F-29

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference from the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11397) or are filed with this report, in each case as indicated below.

2.1	Certificate and Articles of Incorporation as Amended*
2.2	Amended and Restated Bylaws**
4.	Form of Subscription Agreement*
6.1	Voting Trust Agreement as Amended*
6.2	Amended and Restated Shareholders Agreement**
6.4	Employment Agreement Marc Bishara*

* Incorporated by reference from the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11397).

** Filed with this report.

16

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Toronto, Ontario, Canada on May 6, 2022.

RYSE Inc.

By: /s/ Trung Pham
Trung Pham, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By: /s/ Trung Pham

Trung Pham, Principal Financial Officer, Principal Accounting Officer and Director

May 6, 2022

17